Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated June 1, 2020

Republic of Colombia

Pricing Term Sheet

U.S. $1,000,000,000 3.125% Global Bonds due 2031

Issuer:	Republic of Colombia (“Republic”)

Transaction:	3.125% Global Bonds due 2031 (“2031 Global Bonds”)

Expected Issue Ratings*:	Baa2 / BBB- / BBB- (Moody’s / S&P / Fitch)

Format:	SEC Registered

Principal Amount:	U.S. $1,000,000,000

Pricing Date:	June 1, 2020

Settlement Date:	June 4, 2020 (T+3)

Make-Whole Call:	Prior to January 15, 2031, at a discount rate of Treasury Yield plus 40 basis points

Par Call:	On and after January 15, 2031 (three months before the maturity date) redeemable at 100.000%

Maturity Date:	April 15, 2031

Interest Payment Dates:	April 15 and October 15 of each year, commencing October 15, 2020, to the holders of record on April 1 and October 1 preceding each payment date

Benchmark Treasury:	0.625% UST due May 15, 2030

Benchmark Treasury Price and Yield:	99-19+ and 0.665%

Spread to Benchmark Treasury:	+250 bps

Yield to Maturity:	3.165%

Coupon:	3.125%

Price to Public:	99.637% not including accrued interest

Gross Proceeds (before underwriting discount and expenses) to Issuer:	U.S. $996,370,000 plus accrued interest, if any, from June 4, 2020

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof

Listing and Trading:	Application will be made to list the 2031 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	HSBC Securities (USA) Inc. Itau BBA USA Securities, Inc. Santander Investment Securities Inc.

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312520156661/d874943d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325 DS1/US195325DS19

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at + 1 (866) 811-8049, Itau BBA USA Securities, Inc. toll-free at +1-(888) 770-4828 or Santander Investment Securities Inc. toll-free at + 1 (855) 403-3636.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.